UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Translation of registrant's name into English)

210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F      ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Emerald Health Therapeutics, Inc. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-229744) of the Company, as amended or supplemented.

EXHIBITS

99.1	Condensed Consolidated Interim Financials Statements for the Three and Nine Months Ended September 30, 2019 and 2018
99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2019
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings - CFO

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc.
(Registrant)

Date: November 29, 2019	By:	/s/ Dr. Avtar Dhillon
	Name:	Dr. Avtar Dhillon
	Title:	Executive Chairman